Exhibit 1

28 March 2013

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified today of changes in the share ownership of Sir Martin Sorrell, an executive director of the company. On 28 March 2013, Sir Martin Sorrell gifted 200,000 ordinary shares in WPP to The JMCMRJ Sorrell Charitable Foundation, a charity established to provide benefits for educational institutions, cancer research and to make grants for general charitable purposes.

Following this gift, Sir Martin and his family interests are interested in or have rights in 18,704,480 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, receipt of which have been deferred, and the 579,907 shares he is entitled to purchase on exercise of his option relating to the UK part of his 2008 award). Sir Martin Sorrell’s family interests and rights represent 1.4789% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation is interested in 1,005,936 ordinary shares, representing 0.0795% of the issued share capital of WPP.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204